Exhibit 99.1

Annual General Meeting of Jumia Technologies AG of June 9, 2020

Declared Voting Results

Agenda item		Valid Votes Cast (Yes/No)	In % of the Registered Share Capital	Votes For the Resolution		Votes Against the Resolution		Decision
2.	Resolution on the discharge of the members of the Management Board for the financial year 2019	63,852,977	40.72%	63,167,409	98.93%	685,568	1.07%	Approved
3.	Resolution on the discharge of the members of the Supervisory Board for the financial year 2019	63,850,881	40.72%	63,178,491	98.95%	672,390	1.05%	Approved
4.	Resolution on the appointment of the auditor of the annual financial statements and the auditor of the consolidated financial statements, as well as any audit review of condensed interim financial statements and interim management reports as well as any audit review of additional interim financial information	63,905,641	40.75%	63,812,133	99.85%	93,508	0.15%	Approved
5.	Resolution on the remuneration of the members of the supervisory board	63,843,895	40.71%	63,551,993	99.54%	291,902	0.46%	Approved
6.	Resolution on the election of a member of the supervisory board: Election of Ms. Aminata Ndiaye	63,859,941	40.72%	63,152,567	98.89%	707,374	1.11%	Approved
7.	Resolution on cancelling the existing Authorized Capital 2019/I and creating an Authorized Capital 2020/I with the possibility to exclude subscription rights, and amendment to the Articles of Association	63,850,103	40.72%	60,828,325	95.27%	3,021,778	4.73%	Approved
8.	Resolution on cancelling the existing authorization and granting a new authorization to issue convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) with the possibility of excluding subscription rights, on cancelling the existing Conditional Capital 2019/II and creating a new Conditional Capital 2020/II, and amendments to the Articles of Association	63,842,945	40.71%	60,713,323	95.10%	3,129,622	4.90%	Approved
9.	Resolution on the authorization to issue stock options to members of the management board and employees of the Company and members of the management and employees of companies affiliated with the Company (Stock Option Program 2020) and the creation of a new Conditional Capital 2020/I to settle stock options under the Stock Option Program 2020, and amendment to the Articles of Association	63,843,315	40.71%	62,814,067	98.39%	1,029,248	1.61%	Approved
10.	Resolution on the amendment of section 15(3) of the Articles of Association (confirmation of the right to participate in the general meeting of shareholders)	63,832,177	40.71%	63,705,127	99.80%	127,050	0.20%	Approved